GILMORE & BELL

A PROFESSIONAL CORPORATION
816-221-1000		ST. LOUIS, MISSOURI
ATTORNEYS AT LAW
FAX: 816-221-1018		WICHITA, KANSAS
2405 GRAND BOULEVARD, SUITE 1100
WWW.GILMOREBELL.COM		LINCOLN, NEBRASKA
KANSAS CITY, MISSOURI 64108-2521

August 5, 2009

VIA EDGAR

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Room 4561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Epiq Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed April 29, 2009
File No. 000-22081

Dear Mr. Rohn:

This letter is submitted on behalf of Epiq Systems, Inc. in response to the comment letter from Stephen Krikorian, Accounting Branch Chief, dated July 22, 2009, with respect to the above-referenced reports filed by Epiq Systems under the Exchange Act.

We are submitting on behalf of Epiq Systems responses to each of the SEC staff comments.  For ease of reference, each comment has been included followed by the Company response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Products, Services and Customers

Settlement Administration Segment, page 3

1.                                     Comment:  You disclose that 22% of total revenues in fiscal 2008 were derived from a large contract recognized in this segment.  Please provide your analysis as to why the name of this customer was not required to be provided.  See Item 101(c)(1)(vii) of Regulation S-K.

Company Response:  The Company is aware of the requirements of Item 101(c)(1)(vii) of Regulation S-K, and has in the past disclosed the names of customers (e.g. Bank of America) in accordance with that regulation.  The Company’s contract for this digital converter project was with IBM. The Company has included the following disclosure in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and will also include the name of this customer in future filings in accordance with Item 101(c)(1)(vii) of Regulation S-K.

From page 22 of Form 10-Q for the quarter ended June 30, 2009:

“A large Settlement Administration contract with IBM in support of the federal government’s analog to digital conversion program was launched in the fourth quarter of 2007 and contributed 22% of our consolidated revenue during the year ended December 31, 2008, was substantially completed in the second quarter of 2009 and will conclude in the third quarter of 2009.”

Competition, page 5

2.                                     Comment:  We note that your discussion of the competitive conditions in your industry, while including your principal methods of competition, does not include a discussion thereafter of your competitive position relative to those of your competitors.  Moreover, your disclosure should include a discussion of the positive and negative factors pertaining to your competitive position as well as a discussion of the advantages and disadvantages of your principal products and/or service to the content known.  In future filings, please provide expanded disclosure consistent with the requirements of Item 101(c)(1)(x) of Regulation S-K.

Company Response:  The Company proposes to enhance the discussion of the Company’s competitive position relative to those of the Company’s competitors, including a discussion of the positive and negative factors pertaining to the Company’s competitive position and the advantages and disadvantages of the Company’s products and/or services, in the Company’s Form 10-K for the year ended December 31, 2009 through inclusion of the below draft disclosure.  Further edits to this draft disclosure will be made as necessary to reflect any changes in facts and circumstances.

“We compete in various segments and have discrete competition in each of the markets we serve.  In electronic discovery, the market is highly fragmented, intensely competitive and evolving rapidly, in contrast to the bankruptcy and settlement administration markets which are more mature markets.  In 2008, we were ranked by Socha Gelbman as a top five electronic discovery service provider of processing and hosting services and a top 10 electronic discovery software provider. Competitors in electronic discovery include Electronic Evidence Discovery, Inc., Fios, Inc., Kroll Ontrack (Marsh & McLennan Companies), Attenex (FTI Consulting, Inc.), Autonomy ZANTAZ, Inc, Stratify, Inc. (Iron Mountain Incorporated), and Clearwell Systems, Inc. In bankruptcy, we are one of two primary providers in the Chapter 7 bankruptcy market, along with Bankruptcy Management Systems, Inc., and in the Chapter 11 bankruptcy market, we are also one of two primary providers along with Kurtzman Carson Consultants LLC.  In both the Chapter 7 and Chapter 11 markets, there are also several smaller competitors.  In settlement administration, we compete primarily with The Garden City Group Inc, Rust Consulting Inc., and Gilardi & Co. LLC as well as several smaller competitors.  Additionally, certain law firms, accounting firms, management consultant firms, turnaround specialists and crisis management firms offer certain products and services that compete with our products and services in each of these segments.

Key competitive factors and the relative strength of our products and services versus our competitors are directly and indirectly affected by our technology innovations, the quality of our services, price, ease of use of our technology solutions, quality of our technical support, reliability, and our domain expertise.  Our ability continually to innovate and differentiate our product offerings has enabled us to achieve and maintain the leadership positions in the various markets we serve.”

Item 1A. Risk Factors

“We rely on third-party hardware and software….”, Page 9

3.                                     Comment:  You disclose in this risk factor that you rely on software licensed from third parties in your service offerings.  However, there is no corresponding discussion in your business section of the importance of duration of any such licenses.  Please advise.  See Item 101(c)(1)(iv) of Regulation S-K.

Company Response:  The Company relies on software products from various suppliers such as Microsoft, Oracle, EMC and others in the Company’s business operations.  These software licenses are generally standardized, commercial software licenses from national software vendors.  The Company is generally able to select from a number of competing software applications, and, from time to time, the Company has changed the software technologies incorporated into the Company’s software products and solutions, depending upon the Company’s assessment of advantages and disadvantages of competing software products.  The Company is aware of the requirements of Item 101(c)(1)(iv) of Regulation S-K but has not included a discussion of these types of licensed-in software incorporated into the Company’s software products because there is no meaningful termination or cancellation risk.  The Company has included the referenced risk factor because even standardized commercial software incorporated into the Company’s products bears the risk of errors or defects that could result in errors in the Company’s software.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Management’s Overview, page 21

4.                                     Comment:  Please tell us what consideration you have given to expanding your overview to discuss your key prospects for future growth and material opportunities, as well as any currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations, to give investors a better understanding of what the company’s executives are most focused on in both the short and long-term.  For example, in your latest earnings call for the first quarter ended March 31, 2009 your Chief Operating Officer, Chris Olofson, discussed pricing pressure for your electronic discovery services, and delays from signed customers in beginning projects due to budgetary constraints at large law firms and corporations; he also discussed some of your key prospects for growth, namely being the introduction of new complementary services to pursue broader client engagements, as well as new geographic reach in Brussels and Hong Kong, allowing for full service data centers in U.S., Europe, and Asia,  See Section III.A of SEC Release No. 33-8350 for additional guidance.

Company Response:  The Company has included the following disclosure in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 to expand the Management’s Overview section in MD&A regarding any known trends, events and uncertainties of the Company’s business in view of Comment 4.  The Company will include additional MD&A disclosure in future filings consistent with the Staff comments.

From pages 20, 21 and 22 of Form 10-Q for the quarter ended June 30, 2009:

“In the first half of 2009, we opened new offices in Brussels and Hong Kong, established global reach for our data centers in the U.S., Europe and Asia and expanded our offerings to include data forensics and collections services and document review services. We expect industry pricing pressures, as well as a slower pace in the start-up of litigation matters, both of which can be attributed to the current economic climate, to continue for the remainder of 2009.”

“The frequently long-term, multi-year nature of corporate restructuring bankruptcy engagements provides us visibility into potential revenues in future periods. For the Chapter 7 trustee services component of the bankruptcy segment, the increase in filings is expected to translate into growth in client deposit balances related to asset liquidations taking place in a higher number of cases and pricing is not expected to change for the remainder of 2009.”

“A large Settlement Administration contract with IBM in support of the federal government’s analog to digital television conversion program, which was launched in the fourth quarter of 2007 and contributed 22% of our consolidated revenue during the year ended December 31, 2008, was substantially completed in the second quarter of 2009 and will conclude in the third quarter of 2009.”

5.                                     Comment:  You should quantify the expected effects of any known material trends on your future results, to the extent possible.  For example, we note from your disclosures on pages 4 and F-20 that you expect revenue to decline throughout 2009 as a result of the conclusion of a settlement administration contract, which comprised 22% of your consolidated revenue during the year ended December 31, 2008.  Your Chief Financial Officer, Elizabeth Braham, also discussed in your first quarter earnings call the end of this digital converter project, with the second quarter being the last quarter that it should significantly contribute to settlement administration revenues.  Tell us what consideration you gave to discussing any known future impact on your financial statements.  Refer to Item 303(a)(3)(ii) of Regulation S-K and Section 111.B.3 of SEC Release 33-8350.

Company Response:  The Company has included the following disclosure in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 to expand the Management’s Overview section in MD&A regarding any known future impact on the Company’s financial statements related to the conclusion of the digital converter project consistent with the Staff Comments.

From page 22 of Form 10-Q for the quarter ended June 30, 2009:

“A large Settlement Administration contract with IBM in support of the federal government’s analog to digital television conversion program, which was launched in the fourth quarter of 2007 and contributed 22% of our consolidated revenue during the year ended December 31, 2008, was substantially completed in the second quarter of 2009 and will conclude in the third quarter of 2009.”

In future filings, the Company will quantify the expected effects of any known material trends on the Company’s future results, to the extent possible.

6.                                     Comment:  We note bad debt expense increased in 2008 primarily as a result of several clients moving from Chapter 11 to Chapter 7 bankruptcy according to your disclosure on page 26.  We further note significant increases in your accounts receivable balances as of December 31, 2008 and March 31, 2009 compared to the prior periods.  In light of this, please tell us what consideration you gave to addressing the impact of any related credit risk throughout your filing.  As part of your response, please address the following:

•                                          Any trends identified in clients moving to Chapter 7 bankruptcy under the current economic environment and the related effects on your current and/or future liquidity, capital resources and/or results of operations;

•                                          Any liquidity risks associated with the significant concentrations in accounts receivable balances, such as those specific customers as noted from your disclosures on page F-20;

•                                          Identifying the concentrations in the number of your clients that are in Chapter 7 versus Chapter 11 and Chapter 13 bankruptcy;

•                                          An explanation of any changes in your ratio of days sales outstanding between periods;

•                                          Whether there are any related significant judgments in revenue recognition that should be identified and discussed within Critical Accounting Policies; and

•                                          Any impact on assessing the collectability of arrangement fees in determining the amount of revenue to be recognized.

Company Response:  The following table shows for the last six calendar quarters (i) the days sales outstanding as of the end of the quarter, and (ii) the accounts receivable balance as of the end of the quarter:

	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08
Days Sales Outstanding (days)	74	92	70	82	71	75
Accounts Receivable balance (in 000s)	$54,445	$62,305	$48,540	$52,464	$50,483	$40,230

These data indicate that days sales outstanding fluctuates within a narrow range, which is also evident in an analysis for a longer period of time.  While accounts receivable fluctuate from quarter to quarter, the fluctuation is within a fairly narrow range and has been affected almost entirely by the timing of payments from one or two larger customers.  For example, the fluctuation in the accounts receivable balance at Q1 2009 compared to Q4 2008 is almost entirely due to the timing of a payment received on the large digital converter project discussed in response to Comment 1 above.  The Company monitors accounts receivable on a consistent basis and actively manages the accounts receivable collection process for each of the Company’s business segments.

In the Company’s 2008 Form 10-K, page 26, the Company stated:

“This increase was primarily the result of a $0.3 million increase in compensation, commission and benefits expense, primarily due to increased headcount; a $1.3 million increase in bad debt expense, resulting from several clients moving from Chapter 11 to Chapter 7 bankruptcy and additional accruals; and a $1.9 million increase in outside services expense, resulting from several large noticing engagements.”

Due to the unprecedented economic conditions at the end of 2008, the Company reported the unusual impact in the fourth quarter of 2008 of reserving outstanding accounts receivable for several Chapter 11 customers migrating to Chapter 7 liquidation (which contributed to the $1.3 million of additional bad debt expense for the fiscal year).

The Company does not believe that there is any significant liquidity risk or credit risk associated with significant concentrations in accounts receivable balances.  The two largest concentrations are associated with IBM for the digital converter project and with Bank of America in the Chapter 7 bankruptcy business.  IBM has paid all invoices since the inception of the project in 2007 and Bank of America has paid all invoices over a more than 15 year time frame; therefore the Company does not believe that either of these concentrations creates a meaningful liquidity risk or credit risk for the Company.  The receivables related to the Chapter 11 business have increased compared to the prior year, as revenue related to this business has more than doubled.  The total bad debt expense related to the Chapter 11 business, however, has remained flat with the prior year.  These factors, among others, were considered by the Company in developing the conclusion that there is not a significant liquidity or credit risk to the Company related to Chapter 11 accounts receivable that would need to be discussed in further detail in the Company’s regulatory filings.

The receivables the Company has that are related to the Company’s Chapter 11 business, which are those referred as contributing to the increase in bad expense in the 2008 Form 10-K MD&A discussion, are receivables from Chapter 11 “Non-Software Arrangements” (this category also includes settlement administration and electronic discovery business).  The revenue recognition related to these arrangements falls under Emerging Issues Task Force 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) and Staff Accounting Bulletin Topic 13, Revenue Recognition.  Per this guidance, and the fact that the company consistently monitors accounts receivable by customer, the revenue related to Non-Software Arrangement related receivables is not recognized unless collectibility is reasonably assured, as discussed on page 34 of the 2008 Form 10-K.

If the Company determines that the change in accounts receivable, concentration in accounts receivable or other credit indicators discussed above reflects on the future liquidity, capital resources or results of operations of the Company, the Company will include appropriate forward-looking MD&A disclosure.

Item 11. Executive Compensation, page 43

Incorporated by Reference from Definitive Proxy Statement filed on April 24, 2009

7.                                      Comment:  Please tell us how you determined that you have included in your executive compensation discussion all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K.  In your response, please specifically address whether any officer(s) not named in the summary compensation table is a vice president in charge of a principal business unit, akin to Lorenzo Medizabal as head of your Bankruptcy segment, or a vice president in charge of a division or function (such as sales, administration or finance) or is an officer or person who performs a policy making function.  See Exchange Act Rule 3b-7.

Company Response:  The Company regularly (and no less frequently than annually) evaluates the Company’s officers and key employees to determine if there are any changes in the executive officers of the Company.  The Company does not have, and did not have at any time in calendar year 2008, a Managing Director — Electronic Discovery, a Managing Director — Settlements Administration, any other Managing Directors (aside from Mr. Mendizabal), or an overall vice president of sales or administration.

Compensation Discussion and Analysis

Base Salary, page 9

8.                                      Comment:  Please clarify the “expanded responsibilities” of Elizabeth Braham that you disclose as primarily resulting in her salary increases in fiscal years 2008 and 2007 of $100,000 and $50,000 respectively.

Company Response:  In addition to her customary duties as Chief Financial Officer of the Company, Ms. Braham has assumed greater operational oversight responsibilities within the Company over the past several years.  As noted in Compensation Discussion and Analysis section of the Company’s 2009 Proxy Statement, the Chairman of the Board and Chief Executive Officer (Tom Olofson), the President and Chief Operating Officer (Chris Olofson) and the Executive Vice President and Chief Financial Officer (Elizabeth Braham) comprise the “Executive Management” of the Company.  Executive Management oversees all operational aspects of the Company, including the three business segments.  The Compensation Committee has noted the increasing operational responsibilities of Ms. Braham over the years.  As noted in the response to Comment 7, the Company does not currently have Managing Directors for either the Electronic Discovery or the Settlement Administration segments, thus, Executive Management, of which Ms. Braham is a member, has added operational oversight responsibility.

Annual Cash and Equity Incentive and Discretionary Awards, page 9

9.                                      Comment:  It is unclear from your disclosure how achievement of your financial objectives translates into funding your total incentive payout pool.  We note that for fiscal 2008 you exceeded your maximum operating revenue target of $200 million, and that your adjusted EBITDA and non-GAAP earnings per share exceeded threshold levels of $54 million and $0.55, but were less that the maximum levels of $65 million and $0.65.  However, how this translated into a total incentive payout pool of $3,774,100 does not appear evident from your disclosure, nor the reasons that the compensation committee exercised its discretion to reduce the total pool to $2,092,200.  Please advise.

Company Response:  The achievement of meeting the threshold objective levels for operating revenue, adjusted EBITDA and non-GAAP earnings per share, as summarized in the tables below, resulted in incentive payout pool funding of $2,000,000.  The achievement of actual results above threshold levels for each metric, as summarized below, resulted in additional incentive payout pool funding of $1,774,100.  The first table below summarizes the 2008 financial objectives and the second table summarizes the corresponding incentive payout pool funding at threshold and funding in excess of threshold:

	Operating	Adjusted	Non-GAAP
	Revenue	EBITDA	EPS
Performance Measure - Threshold	$165,000	$54,000	$0.55
Performance Measure - Maximum	200,000	65,000	0.65
Performance Measure - Actual	207,856	57,817	0.60

	Operating Revenue	Adjusted EBITDA	Non-GAAP EPS	Total
Threshold Payout Pool Funding	$650,000	$675,000	$675,000	$2,000,000
Additional Funding in excess of Threshold	950,000	355,675	468,425	1,774,100
Eligible Payout Pool Funding	$1,600,000	$1,030,675	$1,143,425	$3,774,100

In the evaluation of the 2008 annual cash incentive award for Executive Management, the Compensation Committee considered (i) the achievement of the Company objectives and the corresponding eligible payout pool funding, (ii) all compensation elements as a whole for 2008, (iii) the achievement of strategic objectives, and (iv) the compensation data of certain comparable companies.  The design of the cash incentive performance plan provides for discretion on the part of the Compensation Committee to reduce the payout amount below the eligible funding level.  Upon consideration of all of the above referenced variables, and in particular when considering all compensation elements as a whole for 2008, the Compensation Committee determined the cash incentive awards for Executive Management would be reduced to $2,092,000, which the Committee determined resulted in an apposite weighting of the cash incentive award when finalizing overall 2008 annual compensation. The Company will modify disclosure in future proxy statement filings regarding how achievement of the financial objectives translates into funding of the total incentive payout pool and the variables the Compensation Committee considered if the incentive payout amount is reduced below the eligible funding level.

10.                                Comment:  For Mr. Mendizabal, Managing Director-Bankruptcy, you disclose that his annual incentive performance bonus is based on the operating income of his bankruptcy unit, as well as “other performance measures” for the businesses he manages, without any discussion of what such measures were nor how achievement relative to such targeted performance goals translated into the specific payout.  Please advise.

Company Response:  The performance measures for Mr. Mendizabal for 2008 consisted of goals relating to operating revenue and operating income for the corporate restructuring and trustee services business units within the overall Bankruptcy segment managed by Mr. Mendizabal.  These performance measures are tied to goals relating to (i) obtaining new Chapter 7 trustee customers, (ii) increasing the dollar amount of Chapter 7 trustee deposits with the depositary banks with which the Company has relationships, and (iii) increasing the number (and size) of new Chapter 11 engagements.  The actual targets for these performance measures and how the actual performance of the Bankruptcy business in 2008 related to the targets is highly confidential Company information, the disclosure of which, even after the fact, would cause significant competitive harm to the Company, as discussed in more detail in the Company’s response to Comment 11 below.  The Company will clarify in future proxy statements performance measures that are used by the Company in the evaluation of Mr. Mendizabal, without disclosing the specific targets for those performance measures where the disclosure of the targets would create a competitive harm to the Company in accordance with Instruction 4 of Item 402(b).

11.                                Comment:  In regard to the above compensation of Mr. Mendizabal, we also note that you have not disclosed the base, goal, and target levels for achievement of operating income and other performance measures.  If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a competitive harm analysis supporting your decision to not disclose the targets.

Company Response:  The 2008 targets for the performance measures for Mr. Mendizabal discussed in response to Comment 10, above, were not included in the 2009 proxy statement in reliance upon Instruction 4 to Item 402(b).  The Company has performed a competitive harm analysis supporting the decision to not disclose those targets.  Pursuant to Instruction 4 to Item 402(b), the standard to be used in determining if disclosure would cause competitive harm is the same as would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder (together, the “Act”).

The targets for these performance measures for Mr. Mendizabal are the type of confidential commercial or financial information for which the Company could obtain confidential treatment pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.  Exemption 4 of the Act applies to (i) trade secrets and commercial or financial information (ii) obtained from a person (iii) and privileged or confidential.

Commercial or Financial Information.  There can be little doubt under the well-established case law interpreting the Act that the performance targets under annual incentive plans are “commercial or financial information” within the scope of Exemption 4 of the Act, as those terms must be given their “ordinary meanings.” Pub. Citizen Health Research Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C.Cir. 1983), citing Wash. Post Co. v. U.S. Dept. of Health & Human Services, 690 F.2d 252, 266 (D.C.Cir. 1982).  Performance measures related to the operating revenues and operating income for the corporate restructuring business and trustee services businesses within the overall Bankruptcy segment managed by Mr. Mendizabal are each “financial information.”

In American Airlines, Inc. v. Nat’l Mediation Board, 588 F.2d 863, 870 (2nd Cir. 1978) the Court cautioned against too narrow a construction to the phrase “commercial or financial information” and stated that, “‘[c]ommercial’ surely means pertaining or relating to or dealing with commerce.”  Exemption 4 “include[s] business sales statistics, inventories, customer lists, [and] scientific or manufacturing processes or developments . . . .” Id. at 869.  Business sale statistics, technical designs, license and royalty information, customer and supplier lists and information on financial condition are also generally considered examples of “commercial or financial information.” Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986), citing American Airlines at 870.

Person.  Exemption 4 requires the information for which confidential treatment is requested to be provided to the Commission by a person.  Corporations and similar entities are included under the protective umbrella of the Act.  In the instances where it has been questioned, the courts have interpreted “the term ‘person’ [to mean] a wide range of entities, including corporations.”  Landfair at 327, citing Comstock International v. Export-Import Bank, 464 F.Supp. 804, 806 (D.C. Cir. 1979).

Privileged or Confidential.  The courts have held that information will be deemed “confidential” if disclosure is “likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of .. . .” the party disclosing the information.  GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994), citing National Parks & Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974).

A showing of “substantial harm” must be made in order to qualify for confidential treatment.  Actual harm, however, need not be shown.  Id. at 1113.  “Rather, evidence revealing (1) actual competition and (2) a likelihood of substantial competitive injury is sufficient to bring commercial information under Exemption 4.”  Id.

The disclosure of specific performance targets for the Bankruptcy business would cause substantial competitive injury to the Company.  If the Company were to disclose to competitors the performance targets that it has set for an executive responsible for a business segment, it would give significant insight to those competitors as to what the operational and business priorities of the Company are for that business.  As noted in the Company’s response to Comment 10, evaluation of Mr. Mendizabal’s performance, for purposes of an annual incentive award, was based, in part, on certain financial targets.  Those targets were chosen because the achievement of those goals would reflect the actual progress of that business segment in increasing the Company’s business and market share at the expense of the Company’s various competitors.

While the Company discloses certain Bankruptcy segment information in the Company’s periodic reports filed with the SEC (including the above-referenced Form 10-K and Form 10-Q) and in the Company’s quarterly earnings releases, the Company does not disclose more detailed financial and performance management information relating to the Company’s Bankruptcy business, including the performance targets used for evaluating Mr. Mendizabal.  Those performance targets provide a level of granularity for the Bankruptcy business that is not otherwise included in the Company’s periodic reports and is not available for any of the

Company’s competitors.  The Company’s primary competitors in the bankruptcy business are either smaller divisions of a multinational corporation or are privately held enterprises.  As such, those competitors do not provide any publicly available information about their revenues, operating margins, net income, market share or performance measures and targets.

The Company believes disclosure of these performance targets will make it substantially more difficult for it to achieve the Company’s business, financial and operational strategies and will cause significant economic harm to the Company’s competitive position, which would be harmful to the Company’s stockholders.  The Company believes that access to performance target levels by competitors would allow them to use the information against the Company, affecting the Company’s future plans and strategies and making the ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to the Company’s future financial performance.  The Company believes this could result in a materially adverse impact on the stock price and negatively affect the Company’s stockholders.

For the aforementioned reasons, the Company believes that disclosure of performance targets for Mr. Mendizabal would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

Certain Relationships and Related Transactions, page 22

12.           Comment:  Please disclose the policies and procedures for the review, approval, or ratification of any transaction required to be disclosed by Item 404(a) of Regulation S-K, including the $315,000 in compensation paid to Scott Olofson in fiscal 2008.  See Item 404(b) of Regulation S-K for further guidance.

Company Response:  As disclosed under “Certain Relationships and Related Transactions” in the Company’s 2009 Proxy Statement, the compensation of family members of executive officers is reviewed and approved by the compensation committee.  In accordance with the terms of the compensation committee’s charter (publicly available at www.epiqsystems.com), the compensation committee approves all compensation, bonus, incentive compensation and perquisite programs that are, in the aggregate, required to be reported under Item 404 of Regulation S-K for any employee of the Company who is an immediate family member of any director or executive officer.  The compensation committee does so in executive session after consultation with the CEO and CFO of the Company using compensation information for comparable positions in the Company held by persons who are not family members of executive officers.

Signatures, page 45

13.           Comment:  Your controller or principal accounting officer is required to sign your report.  If Elizabeth M. Braham, your principal financial officer, also functions as such please indicate this capacity.  See General Instruction D.2(a) and (b) to Form 10-K

Company Response:  Ms. Braham is the principal financial officer and principal accounting officer of the Company, and signed the 2008 Form 10-K in both capacities.  On the signature page for the Company’s Form 10-Q for the quarters ended March 31, 2009, and June 30, 2009, filed with the SEC on April 29, 2009, and July 30, 2009, respectively, Ms. Braham signed both of those periodic reports in her capacity as both principal financial officer and principal accounting officer.  In future periodic reports, the Company will disclose which officer is signing as principal executive officer, principal financial officer, and principal accounting officer, if that position is not otherwise apparent from the officer’s title.

Item 15.  Exhibits and Financial Statement Schedules.

(1) Financial Statements

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Goodwill and Identifiable Intangible Assets, page F-7

14.           Comment:  We note your disclosure that you used a discounted cash flow analysis to determine the fair value of each reporting unit in your July 2008 annual impairment test.  We further note from your discussion of the critical accounting policy for goodwill on page 36 that you estimate the fair value of each reporting unit using both a market approach and an income approach.  Clarify how you estimate the fair value of each reporting unit and reconcile these disclosures.

Company Response:  The Company considers both the market approach and the income approach in determining the fair value of each reporting unit; however, the market approach was not used in 2008 to determine a value conclusion, primarily due to the absence of directly comparable quoted market prices for the Company’s reporting units.  The Company acknowledges that the disparate references on pages F-7 and 36 of the 2008 Form 10-K could create some confusion for investors as to which approach is utilized by the Company in performing this analysis.  Subject to any modifications of the impairment analysis in 2009, the Company currently contemplates that the applicable paragraphs on page F-7 of the Form 10-K in future filings will be clarified as follows:

Page F-7 of 2008 Form 10-K (as revised):

Goodwill and Identifiable Intangible Assets

“Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business acquisitions accounted for under the purchase method.  Goodwill is not amortized but is assigned to a reporting unit and tested for impairment at least annually, and between annual tests if events or changes in circumstances have indicated that the assets might be impaired.  Generally, fair value represents discounted projected future cash flows and potential impairment is indicated when the carrying value of a reporting unit, including goodwill, exceeds its estimated fair value.  If potential for impairment exists, the fair value of the reporting unit is subsequently measured against the fair value of its underlying assets and liabilities, excluding goodwill, to estimate an implied fair value of the reporting unit’s goodwill.  An impairment loss is recognized for any excess of the carrying value of the reporting unit’s goodwill over the implied fair value.  ~~Our annual impairment test, performed as of July 2008 and using a discounted cash flow analysis to determine the fair value of each reporting unit, indicated that there were no impairments.~~

We considered both a market approach and an income approach in order to develop an estimate of the fair value of each reporting unit for purposes of our annual impairment test, performed as of July 2008.  When evaluating the market approach, we determined that directly comparable publicly-traded companies did not exist, primarily due to the unique business model characteristics and projected growth of each reporting unit. Instead, we utilized a discounted cash flow analysis (income approach) to determine the fair value of each reporting unit. This analysis indicated that there were no impairments.

Identifiable intangible assets, resulting from various business acquisitions, consist primarily of customer relationships and agreements not to compete.  Identifiable intangible assets are amortized over their estimated economic benefit period, generally from five to ten years.  Identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances have indicated that the carrying amount of these assets might not be recoverable.”

The Company will revise future filings to reflect that both approaches are considered by the Company and which approach or approaches are actually utilized by the Company in any annual impairment analysis.

Exhibit 12.1

15.           Comment:  Please tell us how you considered providing five years of data pursuant to Item 503(d) of Regulation S-K.

Company Response:  The Company acknowledges that the ratio of earnings to fixed charges schedule required by Item 503(d) of Regulations S-K should be presented for each of the last five fiscal years.  In the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the SEC on July 30, 2009, the Company has included as Exhibit 12.1 a Computation of Ratio of Earnings to Fixed Charges for the each of the five years ended December 31, 2004 through 2008 and for the six months ended June 30, 2009.  In future filings, the Company will include the ratio of earnings to fixed charges (when otherwise required) for all periods covered by Item 503(d).

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Results of Operation, page 19

16.           Comment:  In your first quarter earnings call, both your Chief Operating Officer, Chris Olofson, and Chief Financial Officer, Elizabeth Braham, discussed pricing pressure in your electronic discovery segment.  They noted that you are attempting to counteract low cost competitors by differentiating your products by adding new capabilities and locations and going for the high-end of the market.  To the extent pricing pressure has impacted revenue, please provide quantitative and qualitative disclosure of management’s view regarding the effects of changing pricing.  See Item 303(a)(3)(iv) of Regulation S-K.

Company Response:  As noted in response to Comments 4 and 5, the Company expanded the disclosure in MD&A in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which included management’s view regarding the effects of changing pricing for the electronic discovery segment.  The Company will continue to include MD&A disclosure in future filings consistent with the Staff comments and with the following expanded disclosure in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

From pages 24 and 26 of Form 10-Q for the quarter ended June 30, 2009:

“Electronic discovery operating revenue from external customers before reimbursed direct costs for the three months ended June 30, 2009 was $14.3 million, a decrease of $1.9 million, or 12%, compared to the prior year.  The change from the prior year is primarily related to industry pricing pressures, the impact of which was an approximate 10% decline in the average price of services, as well as a slower pace in the start-up of litigation matters, both of which can be attributed to the current economic climate.”

“Electronic discovery operating revenue from external customers before reimbursed direct costs decreased $1.1 million, or 4%, to $28.4 million for the six months ended June 30, 2009, compared to $29.5 million in the prior year.  The change from the prior year is primarily related to industry pricing pressures, the impact of which was an approximate 8% decline in the average price of services, as well as a slower pace in the start-up of litigation matters, both of which can be attributed to the current economic climate.”

We have submitted separately the Company’s acknowledgment of certain matters relating to the Company responses set forth above.  If you have any additional questions, comments or concerns that might result in a second comment letter, I would be pleased to discuss those questions, comments or concerns with you by telephone to see if that call could obviate the need to a second comment letter.  We are available at any time to discuss these responses form the Company.  Please contact me (816-218-7548) to arrange a time at which we might discuss these matters and any other questions or comments you may have after reviewing this letter and the enclosed information.

Very truly yours,

/s/ Richard M. Wright, Jr.
RMW:jge
cc: Mr. Stephen Krikorian